UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 3, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 2, 2014 announcing Turkcell’s tax assessment on Special Communication Tax.

Istanbul, January 2, 2014

Announcement Regarding Tax Assessment on Special Communication Tax

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Large Taxpayers Office has notified that our Company is required to pay an additional Special Communication Tax (SCT) over the prepaid card sales through the distributors in its Tax Investigation Report for the period 2008-2012. Accordingly, Turkcell has received a tax imposition of TRY211.1 million in principal and a tax penalty of TRY316.6 million, totaling TRY527.7 million.

In line with the relevant legislation and sector practice, our Company already pays SCT calculated over all communication service revenue (including the gross revenue recorded through prepaid card / TRY sales).

As per the related legislation, the final retail price of prepaid minutes (TRY or unit) of our distributors is not determined by our Company. In other words, distributors determine the retail price of prepaid minutes (TRY or unit) taking into consideration the market conditions, supply and demand equilibrium, competition and similar dynamics, independent of our Company’s control.

However, it is our understanding that on the basis of ambiguity in tax legislation, our Company is regarded as a tax-payer over the ultimate retail price, on which we have no control for the reasons explained above, through the sales channel.

Pursuant to the related legislation, Turkcell will seek its legal rights regarding this tax imposition of principal and penalty.

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 3, 2014	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 3, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director